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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                         For the month of November 2000

                                 HOLLINGER INC.
                 (Translation of registrant's name into English)


                                10 TORONTO STREET

                            TORONTO, ONTARIO M5C 2B7

                                     CANADA

                    (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form 20-F                                   Form 40-F  x
                      ---                                         ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                         No  x
                ---                                        ---


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                                  EXHIBIT LIST

                                                                     Sequential
Exhibit          Description                                         Page Number

 99.1            Press Release dated November 27, 2000 of                    4
                 Hollinger Inc.

 99.2            Interim Report of Hollinger Inc. for the nine
                 months ended September 30, 2000.                            6



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2000

                                     HOLLINGER INC.


                                     by:  /s/ Charles G. Cowan, Q.C.
                                          --------------------------
                                          Name:    Charles G. Cowan, Q.C.
                                          Title:   Vice-President and Secretary








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